FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

March 6, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is March 6, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have withdrawn from the Letter of Intent pursuant to the Trefi Coal Property located in the Peace River Coalfield of northeast British Columbia.

Item 5.	Full Description of Material Change

The Issuer reports that it has withdrawn from the non-binding letter of intent (“LOI”) with Anglo Pacific Group PLC (“Anglo Pacific”) to acquire the Trefi Coal Property as previously announced on November 17, 2011 (News Release NR11-18).

The LOI, executed on November 15, 2011, related to the Issuer’s proposed acquisition of the Trefi metallurgical coal project, located in northeast British Columbia.

Following a period of due diligence, the Issuer has determined that the contemplated Trefi investment does not fit with its current northeast coalfield strategy.

Under the terms of the LOI, the Issuer will pay Anglo Pacific a break fee of $75,000 plus certain ancillary expenses incurred by Anglo Pacific in connection with the LOI.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

March 6, 2012